December 13, 2022

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F. Street, N.E.

Washington, D.C. 20549

Attn:        Suying Li

Rufus Decker

Re:	Endeavor Group Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021 Filed March 16, 2022

Response Dated November 29, 2022

File No. 001-40373

To the addressees set forth above:

This letter sets forth the response of Endeavor Group Holdings, Inc. (the “Company,” “EGH”, “we,” “our” and “us”) to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 30, 2022 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2021 filed with the Commission on March 16, 2022 (“Form 10-K”). Reference is made to the Company’s letter dated November 29, 2022 in response to the Staff’s comment letter dated November 17, 2022.

For your convenience, we have reproduced the comments of the Staff exactly as given in the Comment Letter in bold and italics below followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 45

1.

Your response to comment 2 indicates that the tax effect of non-GAAP adjustments for 2021 was calculated using your effective tax rate after excluding the impact of “other tax items.” It appears that you have recorded a tax benefit as tax effect of the non-GAAP adjustments for the adjusted net income presented for 2021. Please tell us how your determination of the tax effect of adjustments amount in 2021 is consistent with Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response:

The Company advises the Staff that it believes it had determined the tax impacts of adjustments to Adjusted Net Income (“ANI”) consistent with Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Given its complex “Up-C” structure, the Company also believes that utilizing alternative computations to determine the tax impacts would result in a less meaningful Non-GAAP Financial Measure. Therefore, the Company intends to omit the ANI Non-GAAP Financial Measure from future filings as it does not believe it would provide meaningful information to investors and would not be utilized by management in the operation of its business.

Securities and Exchange Commission

December 13, 2022

Liquidity and Capital Resources

Cash Flows Overview, page 50

2.

We note your response to comment 3. Net income, adjusted for non-cash items, is not a GAAP measure. Accordingly, please remove this measure or provide the disclosures required by Item 10(e) of Regulation S-K.

Response: The Company does not intend to use net income, adjusted for non-cash items in future filings.

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Securities and Exchange Commission

December 13, 2022

If you have any questions or further comments about this response, please contact me by email at jlublin@endeavorco.com or by phone at (310) 285-9000.

Sincerely,

Endeavor Group Holdings, Inc.

By:	/s/ Jason Lublin
Name:	Jason Lublin
Title:	Chief Financial Officer